FILE NO.
                                                                 070-07167


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                         INDIANA MICHIGAN POWER COMPANY
                          RIVER TRANSPORTATION DIVISION
                        QUARTERLY REPORT PER REQUIREMENTS
                    OF HOLDING COMPANY ACT RELEASE NO. 24039
               BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 2002



                                    CONTENTS

                                                                 Page

Summary of Billings                                               1







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                         INDIANA MICHIGAN POWER COMPANY
                          RIVER TRANSPORTATION DIVISION
                               SUMMARY OF BILLINGS
               BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 2002

                                                   July 2002                  August 2002                  September 2002
                                           --------------------------  ---------------------------  ---------------------------
                                           Tons       Fee      Amount  Tons        Fee      Amount  Tons        Fee      Amount
                                           ----       ---      ------  ----        ---      ------  ----        ---      ------
                                                   (per ton)    (000)           (per ton)    (000)           (per ton)    (000)
BARGING SERVICE BILLINGS TO AFFILIATES
  Appalachian Power Company and
  Ohio Power Company:
    Sporn Plant. . . . . . . . . . . .     143,324   $2.03      $290   187,228    $1.85      $347   191,915    $2.35       $451
                                           =======   =====      ====   =======    =====      ====   =======    =====       ====
  Appalachian Power Company:
    Mountaineer Plant. . . . . . . . .     323,919   $2.64      $857   290,308    $2.31      $670   252,960    $2.27       $575
                                                     =====                        =====                        =====
    Kanawha River Plant. . . . . . . .      53,697   $0.95        51    80,968    $1.01        82   102,938    $0.86         88
                                           -------   =====      ----   -------    =====      ----   -------    =====       ----
      Total. . . . . . . . . . . . . .     377,616              $908   371,276               $752   355,898                $663
                                           =======              ====   =======               ====   =======                ====
  Ohio Valley Electric Company . . . .       1,982   $1.58      $  3    18,316    $1.43      $ 26    33,162    $1.85       $ 61
                                           =======   =====      ====   =======    =====      ====   =======    =====       ====
  Indiana Michigan Power Company:
    Tanners Creek. . . . . . . . . . .     109,552   $2.70      $296   221,907    $2.77      $615   207,137    $3.43       $710
                                           =======   =====      ====   =======    =====      ====   =======    =====       ====
  Indiana Michigan Power Company
  and AEP Generating Company:
    Rockport Plant . . . . . . . . . .     574,298   $1.73      $994   586,300    $1.86    $1,090   575,891    $1.74     $1,002
                                           =======   =====      ====   =======    =====    ======   =======    =====     ======
  Ohio Power Company:
    Cardinal Plant (Unit 1). . . . . .      90,315   $2.39      $216    63,221    $1.81      $115    83,308    $2.82       $235
                                                     =====                        =====                        =====
    Gavin Plant. . . . . . . . . . . .     511,660   $1.45       741   295,416    $1.51       446   158,260    $1.32        208
                                                     =====                        =====                        =====
    Mitchell Plant . . . . . . . . . .       8,196   $3.61        30    17,213    $4.05        70    38,546    $2.76        106
                                           -------   =====      ----   -------    =====      ----   -------    =====       ----
      Total. . . . . . . . . . . . . .     610,171              $987   375,850               $631   280,114                $549
                                           =======              ====   =======               ====   =======                ====
BARGING SERVICE BILLINGS
TO UNAFFILIATED COMPANIES:
  Buckeye Power Company
   Cardinal Plant (Unit 2 & 3) . . . .      96,974   $2.65      $257    69,308    $2.56      $177   106,441    $2.60       $276
                                           =======   =====      ====   =======    =====      ====   =======    =====       ====
  Other Coal . . . . . . . . . . . . .      82,320   $2.20      $181    43,743    $2.22      $ 97   118,394    $1.84       $217
                                           =======   =====      ====   =======    =====      ====   =======    =====       ====
  Other. . . . . . . . . . . . . . . .     328,608              $897   292,002               $682   321,750                $621
                                           =======              ====   =======               ====   =======                ====
TOWING SERVICE BILLINGS
                            TO AFFILIATED COMPANIES:
AEP Resources, Inc.
  MEMCO Barge Line . . . . . . . . . .        -        -        $469      -         -        $574      -         -         $632
                                                                ====                         ====                          ====
AEP Energy Services. . . . . . . . . .        -        -          $7      -         -         $32      -         -         $(23)
                                                                  ==                          ===                          ====

Appalachian Power Company and Ohio
 Power Company:
  Sporn Plant. . . . . . . . . . . . .        -        -         $75      -         -         $30      -         -          $31
                                                                 ===                          ===                           ===

Appalachian Power Company:
  Mountaineer Plant. . . . . . . . . .        -        -          -       -         -          $8      -         -           -
                                                                                               ==

BARGIN SERVICE BILLINGS
TO UNAFFILIATED COMPANIES:

Other. . . . . . . . . . . . . . . . .        -        -         $(5)     -         -          $6      -         -          $38
                                                                 ===                           ==                           ===

Note:  The above amounts include Boat charter, Dry-dock billing and Urea Unloading facility billings.
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